EXHIBIT 3

Part III:

 Item 11: Trading Services, Facilities and Rules

 a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

  Answer: tZERO ATS operates a fully-automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. The tZERO ATS plans to cease its operations on June 18, 2021 ("Date of Cessation") and will give official notice of its plans in a Form ATS-N-C filing on or prior to June 1, 2021. Prior to the Date of Cessation the following~~All~~ NMS Stocks are eligible to trade on tZERO ATS:

   1. AGG

   2. DIA

   3. DOG

   4. EEM

   5. EFA

   6. EWA

   7. EWJ

   8. FXI

   9. GLD

   10. IAU

   11. IJH

   12. IWM

   13. PSQ

   14. QQQ

   15. RWM

   16. SGOL

   17. SH

   18. SLV

   19. SPY

20. TLT

21. TQQQ

22. UNG

23. USO

24. VTI

25. XLE

26. XLF

27. XLK.

All orders submitted to the ATS are firm, and are eligible for automatic execution by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/sponsored access clients. Matching occurs on a price-time priority basis, subject to broker priority, if applicable. As discussed in Part III, Item 4(a), the Operating Hours are after Core Market Hours.

Subscribers/sponsored access clients generate orders in securities eligible for trading on the ATS and send these orders electronically to tZERO ATS's FIX order gateway ("Gateway"). The Gateway directs all orders to tZERO ATS matching engine.

tZERO ATS applies broker priority if elected by the Subscriber/sponsored access client, as discussed in Part III, Item 7. In the case of orders received from sponsored access clients of SpeedRoute, such broker priority is determined using the tags applied by SpeedRoute to identify the sponsored access client submitting such order via sponsored access.

tZERO ATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7. tZERO Tech licenses the software to tZERO ATS, LLC that provides the matching engine and related technology that operate on the tZERO ATS server. The software is licensed under an ESA between tZERO Tech and tZERO ATS, LLC. tZERO Tech, in turn, licenses the matching engine software and related technology from FI.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Answer:

Matching

The ATS accepts only orders from Subscribers. The ATS matches orders solely in accordance with the terms of those orders; tZERO ATS does not have any discretion to change terms of an order that a Subscriber/sponsored access client enters.

During its Operating Hours, the ATS matches orders in its order book on price-time priority basis, subject to broker priority, if applicable, as described in Part III, Item 7. Orders retain their priority after partial fills.

Orders submitted to the ATS are time-stamped to the millisecond upon receipt for prioritization purposes and for OATS reporting purposes.

Locked or Crossed Markets

All orders entered during the Operating Hours reside only on the tZERO ATS order book. A buy order priced at or above the best offer, or sell order priced at or below the best bid, therefore result in executions, not locked or crossed markets.

Execution Errors

tZERO ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades," and handles Subscriber and ATS errors in the same manner. Each potential error situation will be evaluated by the ATS's President or CCO on a case by-case basis to determine whether a trade execution should be busted. A transaction executed on the ATS shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the inquiry is greater than (less than) the reference price by 6% for NMS Stocks priced greater than $50; 10% for NMS Stocks priced greater than $25 and up to and including $50; and 20% for NMS Stocks priced greater than $0 and up to and including $25. The reference price for the clearly erroneous policy is the most recent transaction effected on the ATS.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). Consistent with Rule 612 of Regulation NMS under the Exchange Act, the minimum price increment for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with price increments below the preceding will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.